Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Lufax Holding Ltd

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6623)

(NYSE Stock Ticker: LU)

(1) QUARTERLY UPDATE OF RESUMPTION PROGRESS;

(2) SECOND QUARTER 2026 OPERATIONAL HIGHLIGHTS;

(3) CHANGE OF DIRECTORS, RESIGNATION OF

CHIEF FINANCIAL OFFICER, CHANGE OF

AUTHORISED REPRESENTATIVE AND CHANGE IN

COMPOSITION OF BOARD COMMITTEES; AND

(4) CONTINUED SUSPENSION OF TRADING

This announcement is made by Lufax Holding Ltd (the “Company”, together with its subsidiaries and other consolidated entities, the “Group”), pursuant to Rules 13.09, 13.24, 13.24A and 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

I.	QUARTERLY UPDATE SUMMARY OF RESUMPTION PROGRESS

References are made to the Company’s announcements dated January 27, 2025, January 28, 2025, March 3, 2025, March 28, 2025, April 23, 2025, May 9, 2025, May 13, 2025, June 25, 2025, July 17, 2025, October 24, 2025, January 27, 2026, April 27, 2026 and May 7, 2026 (collectively, the “Announcements”), in connection with, among other things, the matters relating to the suspension of trading, the resumption guidance, and the quarterly update of the resumption progress. Unless otherwise defined, capitalized terms used in this announcement shall bear the same meanings as those defined in the Announcements.

Pursuant to Rule 13.24A of the Listing Rules, the Board wishes to update the Shareholders and other investors regarding the latest developments of the Company and the progress in fulfilling the Resumption Guidance as of the date of this announcement as follows:

(i)

The Investigation Team has conducted Independent Investigation into the Subject Transactions and Supplemental Investigation into similar transactions thereof. As of the date of this announcement, the Company is still responding to the Stock Exchange’s questions and comments with respect to the findings of the Independent Investigation and Supplemental Investigation;

(ii)

On April 30, 2026, the Company published the interim results announcement and interim report of the Group for the six months ended June 30, 2025, and the annual results announcement and annual report of the Group for the year ended December 31, 2025;

(iii)

The Company filed its 2024 20-F with the SEC on February 17, 2026, within the extension period granted by the NYSE. Subsequently, on April 30, 2026, the Company filed its Form 6-K with semiannual financials for the six-month period ended June 30, 2025, bringing it current with its periodic SEC filings and achieving compliance with Section 802.01E of the NYSE Listed Company Manual. The Company received a letter from the NYSE dated April 30, 2026, confirming that the Company had become current with its periodic filings to the SEC and compliant with Section 802.01E of the NYSE Listed Company Manual. As a result, the Company has been removed from the NYSE’s late filers’ list and the late filer indicator associated with the Company’s securities has been removed from NYSE systems;

(iv)

The Company has appointed Deloitte Consulting (Shanghai) Co., Ltd. (the “Internal Control Consultant”) to conduct the Internal Control Review. The Internal Control Consultant has completed the follow-up review and has prepared the IC Report on the findings and results of the Internal Control Review. The Company has submitted the IC Report to the Stock Exchange and is responding to the Stock Exchange’s questions and comments thereof. Announcement on the results of the Internal Control Review will be made by the Company in due course;

(v)

Since the suspension of trading of the ordinary shares on the Stock Exchange and up to the date of this announcement, the Group has continued its normal business operations. Operational highlights for the second quarter ended June 30, 2026 of the Group, based on the Company’s preliminary assessment, are set out below; and

(vi)

Ms. Fangfang CAI (“Ms. CAI”), Mr. Shibang GUO (“Mr. GUO”) and Mr. Peifeng LI (“Mr. LI”, together with Ms. CAI and Mr. GUO, the “Resigning Non-executive Directors”) resigned as non-executive directors of the Company and from their respective positions on the relevant Board committees, with effect from July 25, 2026. Mr. Tongzhuan XI (“Mr. XI”) resigned as an executive director, the chief financial officer and an authorised representative of the Company under Rule 3.05 of the Listing Rules (the “Authorised Representative”), with effect from July 25, 2026. The Board has accepted the recommendation of the Nomination and Remuneration Committee and resolved to appoint Mr. Wai Kin CHIM (“Mr. CHIM”) as an independent non-executive director and to change the composition of the Board committees, with effect from July 25, 2026. The Company has appointed Mr. Xiang JI as the Authorised Representative, with effect from July 25, 2026. Details of the change of directors, resignation of chief financial officer, change of Authorised Representative and change in composition of the Board committees of the Company are set out below.

II.	SECOND QUARTER 2026 OPERATIONAL HIGHLIGHTS

Set out below are the operational highlights for the second quarter ended June 30, 2026 of the Group, based on the Company’s preliminary assessment.

•

Total outstanding balance of loans was RMB167.3 billion as of June 30, 2026, compared to RMB193.4 billion as of June 30, 2025, representing a decrease of 13.5%, among which the outstanding balance of consumer finance loans was RMB65.4 billion as of June 30, 2026, compared to RMB54.5 billion as of June 30, 2025, representing an increase of 19.9%.

•

Total new loans enabled were RMB51.1 billion in the second quarter of 2026, representing an increase of 4.6% compared to RMB48.9 billion in the same period of 2025, among which new consumer finance loans were RMB36.9 billion in the second quarter of 2026, compared to RMB28.9 billion in the same period of 2025, representing an increase of 27.6%.

•	Cumulative number of borrowers increased by 13.1% to approximately 31.4 million as of June 30, 2026 from approximately 27.8 million as of June 30, 2025.

•

As of June 30, 2026, including the consumer finance subsidiary, the Company bore risk on 93.2% of its outstanding balance, up from 83.7% as of June 30, 2025. Credit enhancement partners bore risk on the other 6.8% of the outstanding balance.

•	As of June 30, 2026, excluding the consumer finance subsidiary, the Company bore risk on 95.7% of its outstanding balance, up from 84.0% as of June 30, 2025.

•

C-M3 flow rate[1] for the total loans the Company had enabled, excluding the consumer finance subsidiary, was 1.0% in the second quarter of 2026, as compared to 1.2% in the first quarter of 2026. Flow rates for the general unsecured loans and secured loans the Company had enabled were 1.0% and 0.9%, respectively, in the second quarter of 2026, as compared to 1.2% and 1.0%, respectively, in the first quarter of 2026.

1

C-M3 flow rate estimates the percentage of current loans that will become non-performing at the end of three months, and is defined as the product of (i) the loan balance that is overdue from 1 to 29 days as a percentage of the total current loan balance of the previous month, (ii) the loan balance that is overdue from 30 to 59 days as a percentage of the loan balance that was overdue from 1 to 29 days in the previous month, and (iii) the loan balance that is overdue from 60 to 89 days as a percentage of the loan balance that was overdue from 30 days to 59 days in the previous month. Loans from legacy products, consumer finance subsidiary, Ping An Digital Bank (International) Limited (“Ping An Digital Bank”) and LU-AN credit subsidiaries and referral product are excluded from the flow rate calculation.

•

Days past due (“DPD”) 30+ delinquency rate[2] for the total loans the Company had enabled, excluding the consumer finance subsidiary, was 5.8% as of June 30, 2026, as compared to 6.1% as of March 31, 2026. DPD 30+ delinquency rate for general unsecured loans was 6.1% as of June 30, 2026, as compared to 6.4% as of March 31, 2026. DPD 30+ delinquency rate for secured loans was 5.0% as of June 30, 2026, as compared to 5.4% as of March 31, 2026.

•

DPD 90+ delinquency rate[3] for total loans enabled, excluding the consumer finance subsidiary, was 3.7% as of June 30, 2026, as compared to 3.4% as of March 31, 2026. DPD 90+ delinquency rate for general unsecured loans was 3.9% as of June 30, 2026, as compared to 3.6% as of March 31, 2026. DPD 90+ delinquency rate for secured loans was 3.1% as of June 30, 2026, as compared to 3.0% as of March 31, 2026.

•	As of June 30, 2026, the non-performing loan (NPL) ratio[4] for consumer finance loans was 1.3%, as compared to 1.4% as of March 31, 2026.

III.	CHANGE OF DIRECTORS, RESIGNATION OF CHIEF FINANCIAL OFFICER, CHANGE OF AUTHORISED REPRESENTATIVE AND CHANGE IN COMPOSITION OF BOARD COMMITTEES

CHANGE OF DIRECTORS, RESIGNATION OF CHIEF FINANCIAL OFFICER AND CHANGE OF AUTHORISED REPRESENTATIVE

The Board of the Company hereby announces that, on July 24, 2026, the Resigning Non-executive Directors have tendered their resignation as non-executive directors of the Company and from their respective positions on the relevant Board committees, and Mr. XI has tendered his resignation as an executive director, the chief financial officer and the Authorised Representative of the Company, all with effect from July 25, 2026.

According to the resignation letters tendered by the Resigning Non-executive Directors and Mr. XI, each of the Resigning Non-executive Directors and Mr. XI resigned from his or her respective positions due to his or her personal work arrangements.

Each of the Resigning Non-executive Directors and Mr. XI has confirmed that he or she has no disagreement with the Board and that there are no matters relating to their respective resignation that need to be brought to the attention of the shareholders of the Company.

2

DPD 30+ delinquency rate refers to the outstanding balance of loans for which any payment is 30 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products, consumer finance subsidiary, Ping An Digital Bank and LU-AN credit subsidiaries and referral product are excluded from the calculation.

3

DPD 90+ delinquency rate refers to the outstanding balance of loans for which any payment is 90 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products, consumer finance subsidiary, Ping An Digital Bank and LU-AN credit subsidiaries and referral product are excluded from the calculation.

4

Non-performing loan ratio for consumer finance loans is calculated by using the outstanding balance of consumer finance loans for which any payment is 91 or more calendar days past due and not written off, and certain restructured loans, divided by the outstanding balance of consumer finance loans.

The Company is now actively seeking to identify an appropriate candidate to fill the vacancy of chief financial officer and will make an announcement once an appointment is made. During the transitional period, the relevant duties of the chief financial officer will be temporarily assumed by the Company’s internal team until a new chief financial officer is appointed, so as to ensure the smooth and orderly operation of the Company’s financial functions.

The Board also hereby announces that, the Company has appointed Mr. Xiang JI, an executive director and the chief executive officer of the Company, as the Authorised Representative with effect from July 25, 2026.

On July 24, 2026, the Board accepted the recommendation of the Nomination and Remuneration Committee and resolved to appoint Mr. CHIM as an independent non-executive director, with effect from July 25, 2026.

The biographical details of Mr. CHIM are set out below.

Mr. CHIM, aged 65, has over 40 years of experience of international banking and extensive board experience in Asia Pacific as he worked in Hong Kong, Singapore and Beijing. He is specialized in areas of risk management and internal control, with strong emphasis on corporate governance, credit risk, market risk and capital management.

Mr. CHIM served as a loan officer at Standard Chartered Bank, Hong Kong Branch from October 1985 to August 1988. He was then employed by Bankers Trust Company, Hong Kong Branch as a vice president of the Asia Credit Department from September 1988 to October 1996. He subsequently served as the managing director and the chief credit officer for Deutsche Bank AG (a company listed on the Frankfurt Stock Exchange (ticker symbol: DBK)), Asia Pacific (non-Japan Asia) from October 1996 to November 2006. He joined Bank of China Limited (a company listed on the Main Board of the Stock Exchange (Stock code: 3988)) as the chief credit officer from March 2007 to March 2015.

Mr. CHIM was an independent non-executive director of Standard Chartered Bank (China) Limited from October 2015 to October 2017. He served as an independent non-executive director of HDR Global Trading Limited (owner and operator of the BitMEX digital asset trading platform) from February 2021 to February 2022. Mr. CHIM served as a non-executive director of China Chengtong Hong Kong Company Limited from July 2022 to June 2025. Mr. CHIM is currently an independent non-executive director of OCBC Bank (Hong Kong) Limited since November 2017, an independent non-executive director of Banco OCBC (Macau), S.A. since August 2023, an independent non-executive director of China Intellogis Technology Co., Ltd. since June 2024 and a director of Hong Kong Dance Company Limited since June 2026.

Mr. CHIM obtained a Bachelor of Science degree from the Chinese University of Hong Kong in 1983 and an MBA degree from Indiana State University, USA in 1985. He also graduated from the Senior Executive Program from Columbia University in 2000.

Mr. CHIM has entered into a service agreement with the Company in respect of his appointment as an independent non-executive director for an initial term of three years commencing from July 25, 2026 (subject to rotation and re-election as and when required under the Company’s current articles of association and the Listing Rules). According to the Company’s current articles of association, Mr. CHIM will hold office as an independent non-executive director until the first annual general meeting of the Company after his appointment and shall be eligible for re-election. According to the terms of Mr. CHIM’s appointment, the annual emolument of Mr. CHIM as an independent non-executive director is RMB0.6 million (payable on a quarterly basis), which is determined by the Board with the recommendation of the Nomination and Remuneration Committee and after taking into account his duties and responsibilities and the prevailing market conditions.

As of the date of this announcement, Mr. CHIM has confirmed that, save as disclosed above, he (i) does not hold any other position with the Company or other members of the Group; (ii) did not hold any directorship in any other public companies with securities of which are listed on any securities market in Hong Kong or overseas in the last three years; and (iii) does not have any other major appointments and professional qualifications.

Mr. CHIM has confirmed that (i) he is independent as regards to each of the factors in Rule 3.13(1) to (8) of the Listing Rules; (ii) he has no past or present financial or other interest in the business of the Company or its subsidiaries and any connection with any core connected person (as defined under the Listing Rules) of the Company; and (iii) there are no other factors that may affect his independence.

Save as disclosed above, as of the date of this announcement, Mr. CHIM has also confirmed that he does not have any relationship with any directors, the senior management or substantial shareholders or controlling shareholders of the Company, or any other interest in the shares of the Company or any of its associated corporation within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, there is no other information that is required to be disclosed pursuant to any of the requirements under paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the shareholders of the Company relating to the appointment of Mr. CHIM.

The Board would like to take this opportunity to thank the Resigning Non-executive Directors and Mr. XI for their service during the tenure of their office, and warmly welcome Mr. CHIM on his new appointment.

CHANGE IN COMPOSITION OF BOARD COMMITTEES

With effect from July 25, 2026, Ms. CAI will cease to be a member of the Nomination and Remuneration Committee. The Board has resolved to appoint Mr. Koon Wing Ernest IP as a member of the Nomination and Remuneration Committee, with effect from July 25, 2026.

Reference is made to the announcement of the Company dated April 23, 2025, in relation to, among other things, the establishment of the Special Committee by the Board to assume responsibility for implementing the improvement of the Company’s internal control system. The Board has resolved that, the Special Committee will comprise Mr. Dicky Peter YIP, Mr. Koon Wing Ernest IP and Mr. Siu Hong CHENG, and will continue to be chaired by Mr. Dicky Peter YIP, with effect from July 25, 2026.

IV.	CONTINUED SUSPENSION OF TRADING

At the request of the Company, trading in the ordinary shares of the Company on The Stock Exchange of Hong Kong Limited has been halted with effect from 9:00 a.m. on January 28, 2025, and will remain suspended.

The Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

By order of the Board
Lufax Holding Ltd
Dicky Peter YIP
Chairman of the Board

Hong Kong, July 24, 2026

As at the date of this announcement, the Board comprises Mr. Xiang JI and Mr. Tongzhuan XI as the executive Directors, Ms. Fangfang CAI, Mr. Shibang GUO and Mr. Peifeng LI as the non-executive Directors, and Mr. Dicky Peter YIP, Ms. Wai Ping Tina LEE, Mr. Koon Wing Ernest IP and Mr. Siu Hong CHENG as the independent non-executive Directors.